AMENDMENT

TO

AMENDED AND RESTATED RECEIVABLES PURCHASE AGREEMENT

THIS AMENDMENT TO AMENDED AND RESTATED RECEIVALBES PURCHASE AGREEMENT, dated January 31, 2003 (this "Amendment"), between Gottschalks, Inc. ("Gottschalks"), in its capacity as seller (the "Seller"), and Gottschalks Credit Receivables Corporation ("GCRC"), in its capacity as purchaser, is made for the purpose of amending the Amended and Restated Receivables Purchase Agreement, dated as of March 1, 1999 (the "RPA"), between Gottschalks and GCRC.

RECITALS

WHEREAS, the parties hereto wish to enter into this Amendment in order to amend and supplement certain provisions of the RPA for the purpose of terminating the obligations of the Seller to sell and of the Purchaser to purchase, the receivables and related property pursuant to the RPA effective concurrently with the prepayment and cancellation of certain securities as described below; and

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties, the parties hereto agree as follows:

Section 1. Definitions. For all purposes of this Amendment, unless otherwise defined herein, all capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in RPA.

Section 2.   Amendment to Section 1.2. The following paragraph is added following the paragraph (b) of Section 1.2:

"(c)   Notwithstanding the foregoing, the following terms shall have the indicated meanings:

"Effective Time" shall mean the time at which all outstanding Certificates are paid in full and cancelled pursuant to the related Prepayment Agreements, the Trustee Agreement, the Escrow Agreement and the Purchase Agreement.

"Escrow Agreement" means that certain Escrow Agreement dated January 31, 2003 among Gottschalks, GCRC, Household Bank (SB), N.A., Deutsche Bank Trust Company Americas in its capacity as trustee of the Gottschalks Credit Card Master Trust, and in its capacity as escrow agent.

"Prepayment Agreements" mean those certain prepayment agreements between GCRC and Gottschalks on the one hand and the holders of the outstanding Certificates on the other.

"Trustee Agreement" means the Trustee Agreement dated January 31, 2003 among Gottschalks, GCRC and the Trustee."

Section 3.   **Amendment to Section 2.1.** The following paragraph is added following paragraph (h) of Section 2.1:

(i)   Notwithstanding any other provision of this Agreement, at all times from and after the Effective Time, the obligations of the Seller to sell and of the Purchaser to purchase any Receivables, proceeds thereof or rights in or relating thereto shall terminate, and no further such sales or purchases will be consummated pursuant to this Agreement."

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective officers as of the date first written above.

GOTTSCHALKS INC.

By: /s/ James Famalette
      Title: President & CEO

GOTTSCHALKS CREDIT RECEIVABLES
CORPORATION

By: /s/ Michael Geele
      Title: President

Acknowledged by:

DEUTSCHE BANK TRUST COMPANY
AMERICAS, solely in its capacity as Trustee
of the Gottschalks Credit Card Master Trust

By: /s/ Richard L. Buckwalter
    Title: Vice President